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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Holster, Robert M. (Last) (First) (Middle)		Health Management Systems, Inc. (HMSY)

	401 Park Avenue South	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			12/31/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	New York, New York 10016 (City) (State) (Zip)		☐	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President and Chief Operating Officer

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		04/10/02				B		2,143	A	$2.81				D

	Common Stock		07/10/02				B		2,185	A	$2.43		46,024		D

	Common Stock												13,773		I		by Son

	Common Stock												14,223		I		by Son 2

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Incentive Stock Option (right to buy)		$2.48		12/12/01				A		75,000

	Incentive Stock Option (right to buy)		$3.41		12/19/02				A		51,611

	Non-Qualified Stock Option (right to buy)		$1.19		3/30/01				A		700,000

	Non-Qualified Stock Option (right to buy)		$3.41		12/19/02				A		73,389

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(1)	12/12/11		Common Stock	75,000				75,000		D

	(1)	12/19/12		Common Stock	51,611				51,611		D

	(2)	03/30/11		Common Stock	700,000				700,000		D

	(1)	12/19/12		Common Stock	73,389				73,389		D

Explanation of Responses:

(1) Options vest in 1/3 increments with 1/3 vesting on grant date, and 1/3 on each of the next two anniversary dates.

(2) Options will vest as follows: 100,000 vesting on first anniversary, and 75,000 at the end of each quarterly period thereafter.

/s/ Philip Rydzewski	February 14, 2003
**Signature of Reporting Person	Date
By: Philip Rydzewski For: Robert M. Holster

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.